Exhibit 3.3

INDEPENDENT CONTRACTOR AGREEMENT

This Independent Contractor Agreement (this “Agreement”) is entered into as of the 1st day of July, 2013 (the “Effective Date”), between United Mortgage Trust (“Company”), and Stuart Ducote (“Contractor”). The Company desires to retain Contractor as an independent contractor to perform services for the Company and Contractor is willing to perform such services, on the terms set forth more fully below. In consideration of the mutual promises contained herein, the parties agree as follows:

1.          Contractor’s Services. Contractor agrees to provide Company with the services described on the attached Exhibit “A” and such other related services that may be requested by Company from time to time (collectively, the “Services”). Contractor and Company agree that the Services are to be directed by the Company’s board of trustees. Contractor will make regular reports to the Company’s board of trustees regarding the status of Contractor’s Services to Company. Company is under no obligation to use Contractor’s Services for any specific number of hours per week.

2.          Contractor’s Obligations. Contractor will devote the necessary time and attention to perform the Services and shall use Contractor’s best efforts and judgment in performing such Services. In performing the Services under this Agreement, Contractor will act in good faith and in the best interest of Company, perform Contractor’s duties in accordance with the standards set by Company, and comply with all applicable Company policies and procedures and applicable laws. Contractor will perform all Services directly and will not subcontract or employ others to perform any aspect of the Services.

3.           Independent Contractor Relationship.

(a)          Contractor and Company agree that Contractor is an independent contractor and is not an employee of Company for any purpose. Company will not provide any employment-related benefits to Contractor such as, but not limited to, workers compensation insurance, unemployment compensation insurance, vacation or sick pay, pension or profit sharing benefits, or any type of health or disability insurance. Company will not treat Contractor as its employee for federal, state, or local tax purposes. Contractor will have no power or authority to incur or create any liability for or in the name of Company without the prior written consent of Company. Contractor has no authority to direct, hire or fire any employees of Company.

(b)          The Company will provide Contractor with written evidence that the Company maintains directors’ and officers’ insurance covering Contractor in his capacity as an officer of the Company. Such insurance shall be in an amount that is equal to or greater than the amount of insurance in place as of the Effective Date of this agreement. Furthermore, the Company will maintain such insurance coverage with respect to occurrences arising during the term of this agreement for at least five years following the termination or expiration of this agreement or will purchase a directors’ and officers’ extended reporting period or “tail” policy to cover Contractor for such five year time period.

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4.          Term. The term of this Agreement shall begin on the Effective Date and continue until terminated by the parties in accordance with the provisions of this Section 4. Either party may terminate this Agreement at any time upon sixty (60) days prior written notice to the other party; provided, however, that upon receiving a notice of intent to terminate from the terminating party, the non-terminating party may terminate this Agreement immediately by giving notice to the terminating party of the non-terminating party’s exercise of its right to immediate termination of this Agreement and in such case, the sixty (60) day notice period will be deemed to be automatically waived by both parties.

5.          Work Product. Contractor agrees that Company is the exclusive owner of all right, title and interest in all works of whatever nature, finished or unfinished, developed or created by Contractor, or paid for by Company, in the course of Contractor performing the Services under this Independent Contractor Agreement, or related to the Services (the “Work Product”). Contractor agrees that all intellectual property rights of whatever nature in the Work Product, in any stage of development, that Contractor conceives, develops, or reduces to practice in connection with performing the Services shall be owned by the Company. “Intellectual Property” includes (without limitation) all designs, concepts, documents, formulae, ideas and inventions (whether or not patentable or reduced to practice), know-how, materials, plans, marks (including brand names, product names, logos and slogans), methods, network configurations, and architectures, procedures, processes, protocols, schematics, analyses, and reports. Contractor will deliver all Work Product to the Company (or any person designated by the Company in writing) in the form specified or as otherwise designated by the Company.

5.          Confidential Information. As used in this Agreement, the term “Confidential Information” shall mean all trade secrets or confidential or proprietary information of the Company, and proprietary information of third parties provided to the Company in confidence. By way of illustration and not limitation, “Confidential Information” shall include the Company’s data and reports; computer materials such as programs, instructions, source and object code, and printouts; graphic designs, and artwork; data compilations; development databases;, business improvements; business plans (whether pursued or not); ideas; designs; drawings; budgets; unpublished financial statements; licenses; pricing strategies or cost data; information regarding the skills and compensation of the employees of the Company; strategies’ forecasts, know-how and other marketing techniques; and the identities of the Company’s suppliers and customers, and all information about those supplier and customer relationships of the Company such as contact person(s), pricing, and other terms. Information received by Contractor will not be considered Confidential Information if Contractor can prove, by clear and convincing evidence, that (1) Contractor lawfully knew such information prior to the Company’s first disclosure to Contractor, (2) a third party rightfully disclosed such information to Contractor free from any confidentiality duties or obligations, or (3) such information is, or through no fault of Contractor has become, generally available to the public.

6.          Non-Use and Non-Disclosure of Confidential Information. During the term of this agreement and at all times thereafter, Contractor agrees that, except as required by judicial order or governmental laws or regulations, Contractor will not, during or subsequent to the term of this Agreement, (i) use or permit other to use the Company’s Confidential Information for any purpose whatsoever other than the performance of Contractor’s Services, or (ii) disclose or permit others to disclose the Company’s Confidential Information to any third party without first obtaining the Company’s express written consent.

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7.          Fees. As consideration for entering into this Agreement and for providing the Services, Company will pay Contractor at a rate described in Exhibit “A”. Contractor will be solely responsible for the payment of all taxes due on the payments made by Company to Contractor.

8.          Return and / or Destruction of Property; Nonhire; Nonsolicitation; Nondisparagement.

(a)         Upon the termination of this Agreement, Contractor agrees to provide Company with a written inventory of all Company-owned property in Contractor’s possession or under Contractor’s control and to immediately return and or destroy all Company-owned property in Contractor’s possession or control. After termination, Contractor will not retain copies of any documents or other property belonging to Company.

(b)         Contractor agrees that Contractor shall not, while this Agreement is in effect and for a period of one (1) year after termination of this Agreement, solicit for hire or hire any employee of Company or its affiliates.

(c)          During and after the termination of this Agreement, Contractor shall not disparage or seek to injure the reputation of Company or its officers, directors, agents, employees, parent, subsidiaries or affiliates.

9.          Voluntary Waiver and Release of Liability. Contractor voluntarily waives all legal rights to claim, sue or attempt to hold liable Company, its officers, directors, agents, employees, parent, subsidiaries or affiliates (collectively referred to as the “Released Parties”), for any injury, death or property damage or other loss or damage sustained by Contractor in connection with the provision of Services under this Agreement. Contractor expressly and voluntarily assumes all risks and full responsibility for any injury, death or property damage or other loss or damage Contractor may incur arising out of or related to the provision of Services to Company.

10.         Indemnification.

(a)          Contractor agrees, to the fullest extent permitted by law, to indemnify and hold harmless the Company, its officers, directors and employees (collectively, the Company) against all damages, liabilities or costs, including reasonable attorneys’ fees and defense costs, to the extent caused by Contractor’s negligent performance of professional services under this Agreement and that of its subcontractors or anyone for whom Contractor is legally liable.

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(b)          The Company agrees, to the fullest extent permitted by law, to indemnity and hold harmless Contractor and subcontractors (collectively, Contractor) against all damages, liabilities or costs, including reasonable attorneys’ fees and defense costs, to the extent caused by the Company’s negligent acts and the acts of its contractors, subcontractors or consultants or anyone for whom the Company is legally liable. Neither the Company nor Contractor shall be obligated to indemnify the other party in any manner whatsoever for the other party’s negligence.

11.         Arbitration. Any dispute or disagreement regarding this Agreement or relating to the performance of Services for Company under this Agreement shall be settled by final and binding arbitration conducted in Dallas, Texas under the Commercial Arbitration Rules of America by the American Arbitration Association. The parties have the right to pursue the same claims in arbitration that they could pursue in Texas state court or a federal court in Texas. Notwithstanding the foregoing provisions of this Section 10, Company shall be entitled to seek and obtain injunctive relief in a court of law for any alleged breach by Contractor of Section 6 or 7 of this Agreement.

12.         Choice of Law and Venue. The parties agree that this Agreement shall be governed by and construed under the laws of the State of Texas, without regard to its conflicts of laws provisions.

13.         Severability; Survival. Should any provision of this Agreement be declared or be determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and the illegal or invalid part, term or provisions shall not be deemed to be a part of this Agreement.

14.         Survival. The parties agree that the obligations created in paragraphs 6, 7, 8, 9 and 10 of this Agreement will survive the termination of this Agreement.

15.         Successors. This Agreement shall be binding upon and inure to the benefit of the assigns and successors of Company.

16.         Assignment. Contractor may not assign or subcontract any of Contractor’s obligations under this Agreement without the prior written consent of Company. Company may assign its rights and obligations under this Agreement by providing written notice to Contractor of the assignment.

17.         Notices. Any notices, consents, demands, requests, approvals and other communications to be given under this Agreement by either party to the other shall be deemed to have been duly given if given in writing and personally delivered or sent by registered or certified mail or by a nationally recognized “next-day delivery service” to the address set forth below each party's signature or to such other address as a party shall have delivered to the other party in writing for purposes of notice under this Agreement. Notice shall be deemed to have been received (i) upon delivery, if given in person, (ii) the third day after deposit into a United States mail receptacle, if delivered by United States mail, or (iii) upon confirmation of delivery from a nationally recognized “next day delivery service”.

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18.         Entire Agreement. THIS AGREEMENT AND ITS EXHIBIT TOGETHER CONSTITUTE THE ENTIRE AGREEMENT AMONG THE PARTIES CONCERNING THE SUBJECT MATTER HEREOF, AND ALL PRIOR DISCUSSIONS, AGREEMENTS AND STATEMENTS, WHETHER ORAL OR WRITTEN, ARE MERGED INTO THIS AGREEMENT AND ITS EXHIBIT. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES AND THIS AGREEMENT AND ITS EXHIBIT MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

19.         Amendment. This Agreement may be amended only in a writing signed by both parties.

20.         Acknowledgment. By signing below, the parties certify and represent that they have carefully read and considered the foregoing Agreement and fully understand all provisions of this Agreement and understand the consequences of signing this Agreement, and have signed this Agreement voluntarily and without coercion, undue influence, threats, or intimidations of any kind or type whatsoever.

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Contractor and Company have executed this Agreement on this the 1st day of July, 2013, effective for all purposes as of the Effective Date.

COMPANY:

By:	/s/ Phil Marshall
Name: Phil Marshall

Its:      Trustee

Address for Notice:

1301 Municipal Way, Ste. 220

Grapevine, Texas 76051

CONTRACTOR:

/s/ Stuart Ducote
Printed Name: Stuart Ducote

Address for Notice:

16027 Chalfont Circle

Dallas, Texas 75248

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EXHIBIT A

SERVICES

Service Description or Position:	President and Chief Financial Officer

Company Supervisor:	Board of Trustees

Start Date:	July 1, 2013

FEES

Contractor will be compensated at a monthly rate of $5,000.00.